December 31, 2013

VIA EDGAR AND FACSIMILE

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F. Street, NE
Washington, D.C.  20549

RE:  Global Clean Energy Holdings, Inc.
         Form 10-K for Fiscal Year Ended December 31, 2012
         Filed March 29, 2013
         Form 10-Q for the Quarter Ended September 30, 2013
         Filed November 7, 2013
         Form 8-K furnished May 30, 2013
         Response dated December 23, 2013
         File No. 000-12627

Dear Ms. Claire Erlanger and Ms. Linda Cvrkel:

This letter will respond to the Staff’s letter of comments, dated December 23, 2013, to Global Clean Energy Holdings, Inc. (“Company”) regarding additional comments to the Company’s above-referenced report (the “Form 10-K”, Form 10-Q and Form 8-K).   Our responses correspond to the numbers you placed adjacent to your comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

1.
We note that your Critical Accounting Policies section of MD&A includes a discussion of your accounting for plantation development costs and deferred growing costs.  In light of the significant balance of property, plant and equipment and deferred growing costs at December 31, 2012, and the significant net losses generated in 2012 and 2011, we believe that you should consider revising this section to include a discussion of your policy and methods for performing impairment analysis’ on these assets. Your discussion should include: Types of assumptions underlying the most significant and subjective estimates;  Sensitivity of those estimates to deviations of actual results from management’s

Long Beach, CA, USA                                                                                       Mérida, México                                                                              Azua, Dominican Republic

Corporate Offices:
 100 West Broadway, Suiet 650, Long Beach, CA 90802
Phone: 310.641.4234 Fax: 310.929.1065

assumptions; and Circumstances that have resulted in revised assumptions in the past. Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

We will add the following discussion related to our impairment analysis with our next period report: “The Company evaluates its property and equipment and other long-lived assets for impairment based on its classification as a) held for sale or b) to be held and used. Several criteria must be met before an asset is classified as held for sale, including that management with the appropriate authority commits to a plan to sell the asset at a reasonable price in relation to its fair value and is actively seeking a buyer. For assets held for sale, the Company recognizes the asset at the lower of carrying value or fair market value less costs to sell, as estimated based on comparable asset sales, offers received, or a discounted cash flow model. For assets to be held and used, the Company reviews for impairment whenever indicators of impairment exist. The Company then compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment is recorded based on the fair value of the asset, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs. All recognized impairment losses, whether for assets held for sale or assets to be held and used, are recorded as operating expenses. See Note 1 for information on recorded impairment charges.”

We also believe you should consider including revenue recognition as a critical accounting policy. Please revise accordingly.

We will add the following discussion as a critical accounting policy with our next period report;
“Revenue is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller’s price to the buyer is fixed or determinable; collectability is reasonably assured; and title and the risks and rewards of ownership have transferred to the buyer. Value added taxes collected on revenue transactions are excluded from revenue and are included in accounts payable until remittance to the taxation authority. The significant sources of revenue are Advisory services and Agricultural subsidies.
Advisory services revenue - The Company provides development and management services to other companies regarding their bio-fuels and/or feedstock-Jatropha development operations, on a fee for services basis. The advisory services revenue is recognized upon completion of the work in accordance with the separate contract.
Agricultural subsidies revenue - the Company receives agricultural subsidies from the Mexican government. Due to the uncertainty of these payments, the revenue is recognized when the payments are received.
See Note 1 for further discussion on other expected sources of revenue.”

2.	Liquidity and Capital Resources, page 29 Please revise to disclose an estimate of your expected capital expenditures for the fiscal year ended December 31, 2013.

We don’t expect to have any capital expenditures for the fiscal year ended December 31, 2013 or 2014.  We expect to continue to develop the farms in Mexico to the point of maturity and operate the new Camelina business.

Long Beach, CA, USA                                                                                     Mérida, México                                                                              Azua, Dominican Republic

Corporate Offices:
 100 West Broadway, Suiet 650, Long Beach, CA 90802
Phone: 310.641.4234 Fax: 310.929.1065

Notes to the Financial Statements

Note 1. History and Basis of Presentation, page F-8

Principles of Consolidation, page F-8

3.
We note your disclosure that you consider yourself to be the primary beneficiary of GCE Mexico, and its Mexican subsidiaries, and accordingly have consolidated these entities since their formation beginning in April 2008, with the equity interest of the unaffiliated investors in GCE Mexico presented as noncontrolling interests. Please explain to us and revise to disclose how you determined that you are the primary beneficiary of GCE Mexico. As part of your response and your revised disclosure, please explain in detail why you believe you are the primary beneficiary of this entity when the preferred members are required to make additional capital contributions as requested by GCE Mexico’s management and as required to fund operations, when the Company, as a common membership holder is not required to do so. Additionally, please also explain why you believe you are the primary beneficiary when the preferred investor is entitled to earn a preferential return of 12% per annum cumulative compounded return on the cumulative balance of the preferred membership interest and is required to share in 99% of the losses while the Company is only allocated 1% of GCE Mexico’s losses. We may have further comment upon review of your response.

We, respectfully, note that the Commission reviewed our discussion in 2009 (which review included the discussion on GCE Mexico and subsidiaries being variable interest entities and the company being the primary beneficiary). On January 22, 2010, we received a letter (signed on behalf of John Reynolds) that the Commission had completed its review of the prior Form 10-K (which involved our discussion on VIE and primary beneficiary status) and had no further comments.
Here is a summary of our discussion in our correspondence dated October 29, 2009:  “As the Staff has noted, our analysis concluded that GCE Mexico and Asideros are variable interest entities. In the accompanying financial statements, the financial statements of GCE Mexico and Asideros are consolidated. As has been explained in our previous correspondence to the Staff, the financial statements of Asideros had been included in our consolidated financial statements as originally filed. We have clarified in Note A, Principles of Consolidation, that the Company is the primary beneficiary of Asideros and that the financial statements of Asideros have been consolidated in accordance with FIN46(R). We have also clarified in Note A, Principles of Consolidation, that the Company is the primary beneficiary of GCE Mexico and that the financial statements of GCE Mexico have been consolidated. However, in response to the Staff’s comment, we point out that GCE Mexico has functioned as a pass-through entity in that the preferred members made their investment in GCE Mexico, and simultaneously

Long Beach, CA, USA                                                                                      Mérida, México                                                                              Azua, Dominican Republic

Corporate Offices:
 100 West Broadway, Suiet 650, Long Beach, CA 90802
Phone: 310.641.4234 Fax: 310.929.1065

GCE Mexico made its investment in Asideros. At December 31, 2008, GCE Mexico has no assets apart from its investment in Asidero, no liabilities (except as discussed in the following sentence), and no contingent liabilities. GCE Mexico has the obligation to pay a “preferred return” of 12% of their investment to the preferred members. Based on the expectation that this obligation would be paid from distributable cash of the consolidated entity, when available, a liability was reported in the consolidated financial statements as originally filed. At December 31, 2008, the amount of the “Accrued Return on Minority Interest” was $138,014. In summary, all assets and liabilities of Asideros and GCE Mexico have been reported on a consolidated basis in the financial statements as originally filed. We believe that in the footnotes to the accompanying consolidated financial statements, these factors have been clarified to better disclose a) the accounting for Asideros and GCE Mexico (that they are variable interest entities and have been consolidated); b) all assets and liabilities of the group; c) the nature of the operations of the group; and d) the rights and obligations of both the Company and of the Minority Interests.”

4.	In addition, assuming a satisfactory response to the above comment, please also revise the notes to your financial statements to include the disclosures required by ASC 810-10-50-12 through 14.

See our comments in comment 3 above.

Accounting for Agricultural Operations, page F-8

5.  We note your disclosure that the direct costs associated with each farm and the production of the Jatropha revenue streams have been deferred and accumulated as a noncurrent asset, “deferred growing costs,” on the balance sheet. Please provide us more details about the nature of these costs that have been capitalized on the balance sheet. Also, please tell us, and revise to disclose, your accounting policy for amortizing these costs to expense.

The nature of these costs is all costs incurred after the land has been acquired and prepared for planting.  The costs are specifically planting, cultivation and harvesting costs as these can more easily be recognized with future revenues.  Deferred growing costs are not amortized as they are a work in process inventory and will be recognized in the period commercial revenue is recognized.

6.	Revenue Recognition, page F-10

We note the disclosure indicating that the Company receives agricultural subsidies from the Mexican government and recognizes the payments received as revenue when received. Please tell us and explain in the notes to your financial statements the nature and terms of the subsidies that are received from the Mexican government. As part of your response and your revised disclosure,

Long Beach, CA, USA                                                                                      Mérida, México                                                                              Azua, Dominican Republic

Corporate Offices:
 100 West Broadway, Suiet 650, Long Beach, CA 90802
Phone: 310.641.4234 Fax: 310.929.1065

you should also explain why you believe it is appropriate to recognize the amounts received as revenue rather than as a reduction of expenses or as an offset to deferred growing costs or plantation development costs.

We will revise to our disclosure in our next period report the following discussion;

Agricultural subsidies revenue - the Company receives agricultural subsidies from the Mexican government to supplement the farm development and planting of new trees.  Due to the uncertainty of these payments, the revenue is recognized when the payments are received.  We recognize these funds as revenue due to these payments being disbursed to supplement the company’s income and not as direct payments for any specified farming expense.

7.	Note 4. Investment Held for Sale, page F-15

We note your disclosure in Note 4 that you are in the process of selling the land related to TAL and have presented the net assets of the investment as “Investments Held for Sale” at December 31, 2011 and 2012. We also note from your subsequent filings on Form 10-Q that you sold this investment in May 2013 and recognized a loss of $179,406. Please tell us if the assets related to this investment were carried at the lower of carrying amount or fair value less cost to sell as of December 31, 2012 in accordance with ASC 360-10-35-43.  If not, please explain why.  If they were valued at fair value less costs to sell, we would expect that the fair value measurement would be included in the disclosure in Note 11. Please advise or revise as appropriate.

We carried our TAL Investment Held for Sale at the cost value and not at fair value less cost to sell as of December 31, 2012.

8.	Note 7. Debt, page F-16 Settlement of Liabilities, page F-18

We note your disclosure that in 2012 and 2011 you settled certain liabilities previously carried on the consolidated balance sheet, which resulted in significant gains recognized on the statements of operations. We also note your disclosure that these gains were primarily from the settlement or expiration of historic liabilities primarily incurred by prior management in connection with the discontinued pharmaceutical operations. In light of the fact that it is not apparent from the balance sheet where these liabilities were

Long Beach, CA, USA                                                                                      Mérida, México                                                                              Azua, Dominican Republic

Corporate Offices:
 100 West Broadway, Suiet 650, Long Beach, CA 90802
Phone: 310.641.4234 Fax: 310.929.1065

recorded prior to extinguishment, please tell us the line item(s) in which these liabilities that were settled were previously presented.

These items were settled from the Accounts Payable and accrued expenses and Accrued Payroll and payroll taxes.

In addition, please explain in further detail why you believe it was appropriate to remove these liabilities from your financial statements during 2011 and 2012 and recognize gains on settlement or extinguishment.

The last sentence in our disclosure says “certain liabilities had been extinguished with the passage of time for collection under the laws”.  This means the liabilities were extinguished they expired under the statute of limitations and therefore were no longer the company’s liability.

9.	Note 9. Stock Options and Warrants, page F-19

We note your disclosure of the weighted-average assumptions used for options granted and compensation-based warrants issued during the year ended December 31, 2012. Please revise to include disclosure of these assumptions for each year in which an income statement is presented if options or compensation-based warrants were granted. See guidance in ASC 718-10-50-2(f).

We will revise to our disclosure in our next period report to include the weighted-average assumptions for each year in which an income statement is presented if options or compensation-based warrants were granted.

10.	Form 10-Q for the Quarter Ended September 30, 2013
Statements of Operations

We note that you have presented the loss on sale of investment held for sale below operating loss on the statements of operations. Please revise to present this loss as a component of operating loss in accordance with ASC 360-10-45-5 or explain why you do not believe this is required. Also, please revise to present the portion of the loss from the sale of the investment separately from the gain on debt extinguishment, which may be presented as a non-operating item.

As we noted in our 10-K the Belizean land was no longer being used in operations and the loss from sale should not be included in the operations losses.  From 10-K disclosure; “Therefore, we have ceased

Long Beach, CA, USA                                                                                       Mérida, México                                                                              Azua, Dominican Republic

Corporate Offices:
 100 West Broadway, Suiet 650, Long Beach, CA 90802
Phone: 310.641.4234 Fax: 310.929.1065

operations at that farm and have relocated its research and farm assets to our Mexico farms. We have reclassified the Belizean farm as an investment property and are currently attempting to sell the property.”

The loss from sale of investment held for sale is a separate line item and is not being included in the gain on debt extinguishment.

11.	Note 1. History and Basis of Presentation
Revenue Recognition

We note from your disclosure in MD&A that in 2013 your revenue include Camelina product sales. Please tell us, and revise your disclosure in Note 1, to explain your accounting policy related to recognizing revenue from sales of Camelina products.

We will revise our disclosure in our next period report the following discussion;

Jatropha and Camelina biofuel revenue - The Company’s primary source of revenue will be biofuel from the Jatropha tree and the Camelina plant.  Revenue will be recognized net of sales or value added taxes and upon transfer of significant risks and rewards of ownership to the buyer. Revenue is not recognized when there are significant uncertainties regarding recovery of the consideration due, associated costs or the possible return of goods.

12.	Note 5. Intangible Assets
We note your disclosure in Note 5 that the intangible assets purchased in the May 2013 acquisition include three patents and the related intellectual property associated with these patents, which have an expected useful life of 17 years. We also note your disclosure that any future costs associated with the maintenance of these patents with indefinite lives will be capitalized and not amortized. Please provide for us, and revise to disclose in the notes to the financial statements, each type of intangible asset acquired in the Sustainable Oils acquisition, and the dollar amount and useful life assigned to each intangible asset. In this regard, we note that your disclosure in the Form 8-K filed on May 30, 2013 discloses that the intangible assets in this acquisition related to proprietary bio-technology, customer contracts, customer relationships and network/location. Also, please explain to us how you determined the appropriate dollar amount and useful life allocated to each intangible asset. If there are any intangible assets that have an indefinite useful life, please explain to us how you determined that these assets should have an indefinite useful life. Refer to the disclosure requirements outlined in ASC 350-30-50.

Long Beach, CA, USA                                                                                      Mérida, México                                                                              Azua, Dominican Republic

Corporate Offices:
 100 West Broadway, Suiet 650, Long Beach, CA 90802
Phone: 310.641.4234 Fax: 310.929.1065

We explained in Note 10, Acquisition of Sustainable Oils, the intangible assets acquired, the cost and fair value basis (in table format).  As the only intangible assets the company owns are the assets acquired in the Sustainable Oils acquisition, we have no “indefinite life assets”.  We will revise the disclosure in Note 5 with more detailed discussion when referring the reader to Note 10 in our next period report;

“See further discussion on the acquisition of Sustainable Oils and the related intangible assets, the acquisition cost and fair value basis in Note 10 below”.

13.	Form 8-K furnished May 30, 2013
Exhibit 99.1 Audited Financial Statements of Sustainable Oils LLC
We note that you have filed the audited financial statements of Sustainable Oils, LLC for the year ended December 31, 2012. Please revise to include a signed accountant’s report in accordance with Item 9.01(a)(2) of Form 8-K.

We included the accountant’s report along with the consent in Exhibit 23.1.  We apologize the accountants report is on the second half of the page as the consent.  Here is the link to the location in the report;  http://www.sec.gov/Archives/edgar/data/748790/000144586613000708/consent.htm.   See the second half of the page.

As requested by the Staff, we hereby acknowledge that:

•	This Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	This Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct questions regarding this letter to the undersigned at (310) 641-4234.

Sincerely,

/S/  Richard Palmer

Long Beach, CA, USA                                                                                     Mérida, México                                                                              Azua, Dominican Republic

Corporate Offices:
 100 West Broadway, Suiet 650, Long Beach, CA 90802
Phone: 310.641.4234 Fax: 310.929.1065

Richard Palmer, Chief Executive Officer
Global Clean Energy Holdings, Inc.

Cc:          Mr. David Walker
Mr. Nicolas Pulecio CPA
Mr. Ross Youngberg, CPA
Mr. Istvan Benko, Esq.
Ms. Donna Reilly, CPA

Long Beach, CA, USA                                                                                      Mérida, México                                                                              Azua, Dominican Republic

Corporate Offices:
 100 West Broadway, Suiet 650, Long Beach, CA 90802
Phone: 310.641.4234 Fax: 310.929.1065